UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Soufun Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)

Howard Zhang Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chao Yang District Beijing 100004 P. R. China +86 10 8567 5002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, five American Depositary Shares representing one Class A Ordinary Share. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG Alternative Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,941,378 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 2,691,640 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 10,941,378 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 2,691,640 Class A Ordinary Shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of holding 72.53% of the equity interest of the Reporting Person, IDG Maximum Financial Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the voting shares of IDG Maximum Financial Limited, Blinkmax Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the person controlling Blinkmax Limited, Dongliang Lin may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The ultimate controlling person of these entities, Chi Sing Ho, is a director of the Reporting Person. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs (as defined below)) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG Maximum Financial Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,941,378 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 2,691,640 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 10,941,378 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 2,691,640 Class A Ordinary Shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is IDG Alternative Global Limited. By virtue of holding 72.53% of the equity interest of IDG Alternative Global Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the voting shares of the Reporting Person, Blinkmax Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the person controlling Blinkmax Limited, Dongliang Lin may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The ultimate controlling person of these entities, Chi Sing Ho, is the director of the Reporting Person. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON Blinkmax Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,941,378 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 2,691,640 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 10,941,378 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 2,691,640 Class A Ordinary Shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is IDG Alternative Global Limited. By virtue of holding 100% of the voting shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the person controlling the Reporting Person, Dongliang Lin may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The ultimate controlling person of these entities, Chi Sing Ho, is the director of IDG Maximum Financial Limited. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG-ACCEL CHINA CAPITAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,116,061 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 11,516,957 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 2,116,061 Class A Ordinary Shares (1)
	10.	SHARED VOTING POWER 11,516,957 Class A Ordinary Shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Capital Associates L.P., IDG-Accel China Capital GP Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director, Chi Sing Ho. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG-ACCEL CHINA CAPITAL INVESTORS L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 97,699 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 13,535,319 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 97,699 Class A Ordinary Shares (1)
	10.	SHARED VOTING POWER 13,535,319 Class A Ordinary Shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Capital GP Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director, Chi Sing Ho. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,116,061 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 11,516,957 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 2,116,061 Class A Ordinary Shares (1)
	10.	SHARED VOTING POWER 11,516,957 Class A Ordinary Shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The record owner of these shares is IDG-Accel China Capital L.P. By virtue of being the general partner of IDG-Accel China Capital L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director, Chi Sing Ho. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,213,760 Class A Ordinary Shares (1)
	8.	Shared Voting Power 11,419,258 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 2,213,760 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 11,419,258 Class A Ordinary Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. are the record owners of these shares. By virtue of being the general partner of both IDG-Accel China Capital Investors L.P. and IDG-Accel China Capital Associates L.P., which is the general partner of IDG-Accel China Capital L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director, Chi Sing Ho. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON CHUANG XI CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 477,880 Class A Ordinary Shares (1)
	8.	Shared Voting Power 13,155,138 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 477,880 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 13,155,138 Class A Ordinary Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of being the person controlling the Reporting Person, Chi Sing Ho may also be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director, Chi Sing Ho. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG China Capital Fund III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,633,018 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,633,018 Class A Ordinary Shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person holds 16.79% of the class B ordinary shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited. Chi Sing Ho is a director of IDG China Capital Fund III L.P. and a director of the ultimate general partner of each of the Reporting Person, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG China Capital III Investors L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,633,018 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,633,018 Class A Ordinary Shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person holds 2.2% of the class B ordinary shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited. Chi Sing Ho is a director of IDG China Capital III Investors L.P. and a director of the ultimate general partner of each of the Reporting Person, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG China Media Fund II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,633,018 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,633,018 Class A Ordinary Shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person holds 5.18% of the class B ordinary shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited. Chi Sing Ho is a director of IDG China Media Fund II L.P. and a director of the ultimate general partner of each of the Reporting Person, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG China Capital Fund III Associates L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,633,018 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,633,018 Class A Ordinary Shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Capital Fund III L.P. and IDG China Capital III Investors L.P., which hold 16.79% and 2.2 % of the class B ordinary shares of IDG Maximum Financial Limited, respectively. IDG Maximum Financial Limited holds 72.53% of the equity interest of IDG Alternative Global Limited. Chi Sing Ho is a director of the ultimate general partner of each of the Reporting Person, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG China Capital Fund GP III Associates Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,633,018 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,633,018 Class A Ordinary Shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Capital Fund III Associates L.P., which is the general partner of IDG China Capital Fund III L.P. and IDG China Capital III Investors L.P. IDG China Capital Fund III L.P. and IDG China Capital III Investors L.P. hold 16.79% and 2.2 % of the class B ordinary shares of IDG Maximum Financial Limited, respectively. IDG Maximum Financial Limited holds 72.53% of the equity interest of IDG Alternative Global Limited. Chi Sing Ho is a director of the Reporting Person and a director of the ultimate general partner of each of IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG China Media Fund II Associates L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,633,018 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,633,018 Class A Ordinary Shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Media Fund II L.P., which holds 5.18% of the class B ordinary shares of IDG Maximum Financial Limited, which in turn holds 72.53% of the equity interest of IDG Alternative Global Limited. Chi Sing Ho is a director of the ultimate general partner of each of the Reporting Person, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON IDG China Media Fund GP Associates Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,633,018 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,633,018 Class A Ordinary Shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Media Fund II Associates L.P., which is the general partner of IDG China Media Fund II L.P. IDG China Media Fund II L.P. holds 5.18% of the class B ordinary shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited. Chi Sing Ho is a director of the Reporting Person and a director of the ultimate general partner of each of IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON QUAN ZHOU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,633,018 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,633,018 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which the Reporting Person and Chi Sing Ho are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Capital GP Associates Ltd., the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to all these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON CHI SING HO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,633,018 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,633,018 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which the Reporting Person and Quan Zhou are directors. The Reporting Person is also a director of IDG Alternative Global Limited and Chuang Xi Capital Holdings Limited. By virtue of acting together with Quan Zhou to direct the management and operations of IDG-Accel China Capital GP Associates Ltd., the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

CUSIP No. 836034108	13D

1.	NAME OF REPORTING PERSON DONGLIANG LIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,941,378 Class A Ordinary Shares (1)
	8.	Shared Voting Power 2,691,640 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 10,941,378 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 2,691,640 Class A Ordinary Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,018 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The record owner of these shares is IDG Alternative Global Limited. By virtue of being the person controlling Blinkmax Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. Blinkmax Limited holds 100% of the voting shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited.

(2) IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Chuang Xi Capital Holdings Limited are the record owners of these shares. The ultimate controlling person of these entities, Chi Sing Ho, is the director of IDG Maximum Financial Limited. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule and related transactions.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A Ordinary Shares, HK$1.00 par value per share of SouFun Holdings Limited (the “Issuer”), a Cayman Islands exempted company with limited liability.  The Issuer’s American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, five American Depositary Shares representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “SFUN.”

This Schedule 13D is being filed to report the beneficial ownership as a result of the acquisition of the Class A Ordinary Shares by one or more Reporting Persons.

Item 2. Identity and Background

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are:

1)	IDG Alternative Global Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“IDG Alternative”);

2)	IDG Maximum Financial Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“IDG Maximum”);

3)	Blinkmax Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Blinkmax”);

4)	IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Capital”);

5)	IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Investors”);

6)	IDG-Accel China Capital Associates L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Capital Associates”);

7)	IDG-Accel China Capital GP Associates Ltd., a limited liability company incorporated under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG GP”);

8)	Chuang Xi Capital Holdings Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Chuang Xi”);

9)	IDG China Capital Fund III L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Capital III”);

10)	IDG China Capital III Investors L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Capital III Investors”);

11)	IDG China Media Fund II L.P., a limited partnership organized under the laws of the State of Delaware, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Media”);

12)	IDG China Capital Fund III Associates L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Capital III Associates”);

13)	IDG China Capital Fund GP III Associates Ltd., a company incorporated under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Capital III GP”);

14)	IDG China Media Fund II Associates L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Media Associates”);

15)	IDG China Media Fund GP Associates Ltd., a company incorporated under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“IDG Media GP,” together with IDG Alternative, IDG Maximum, Blinkmax, IDG Capital, IDG Investors, IDG Capital Associates, IDG GP, Chuang Xi, IDG Capital III, IDG Capital III Investors, IDG Media, IDG Capital III Associates, IDG Capital III GP, IDG Media Associates, Dongliang Lin, Quan Zhou and Chi Sing Ho, the “Reporting Persons”);

16)	Quan Zhou, U.S. citizen, Director of IDG-Accel China Capital GP Associates Ltd., IDG China Capital Fund GP III Associates Ltd. and SouFun Holdings Limited, with his business address at Unit 5505, 55th Floor, the Center, 99 Queen’s Road, Hong Kong;

17)	Chi Sing Ho, a Canadian citizen, Director of IDG-Accel China Capital GP Associates Ltd., IDG China Capital Fund GP III Associates Ltd., IDG Alternative Global Limited and IDG Maximum Financial Limited, with his business address at Unit 5505, 55th Floor, the Center, 99 Queen’s Road, Hong Kong; and

18)	Dongliang Lin, a PRC citizen, Director of Blinkmax Limited and member of IDG-Accel China Capital GP Associates Ltd., with his business address at Unit 5505, 55th Floor, the Center, 99 Queen’s Road, Hong Kong.

As of the date hereof, IDG Alternative is owned as to 72.53% by IDG Maximum and as to 27.47% by Deanhale Limited (“Deanhale”). IDG Maximum is affiliated with IDG-Accel China Capital GP Associates Ltd. and IDG China Capital Fund GP III Associates Ltd..

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons and certain other persons listed in this Item 2 is set forth on Schedule A.

IDG Alternative, IDG Capital, IDG Investors, Chuang Xi and Karistone are the record holders of certain Class A Ordinary Shares (on an as-converted basis) described in Item 5.

None of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in the cover pages of this 13D and in Item 1 of this Schedule 13D is incorporated by reference in this Item 3.

On November 4, 2015, through privately negotiated transactions, IDG Alternative acquired 5,810,720 Class A Ordinary Shares and a convertible note, which may be converted into 5,581,720 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share (the “Convertible Note”), pursuant to the Subscription Agreement (as defined below) for an aggregate purchase price of US$356.77 million.

To fund the transactions contemplated under the Subscription Agreement, on November 2, 2015, IDG Maximum subscribed for 3,887,360 class A ordinary shares and 4,048,495 class B ordinary shares of IDG Alternative, and Deanhale subscribed for 1,472,298 class A ordinary shares and 1,533,225 class B ordinary shares of IDG Alternative, respectively, pursuant to the ISSA (as defined below) for an aggregate purchase price of US$108.77 million and US$98.00 million, respectively. As of the date of hereof, IDG Maximum and Deanhale collectively own 100.0% of issued share capital of IDG Alternative.

Furthermore, IDG Alternative funded the balance of the aggregate purchase price by a loan from China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch (“CMB”). This loan has a term of 36 months starting from the disbursement of the loan proceeds on November 4, 2015, and bears an interest rate of LIBOR plus 3.5% per annum, payable in accordance with the terms of the facility agreement in connection with the loan.

On November 10, 2015, pursuant to the Second Tranche Subscription Agreements (as defined below), (i) IDG Capital acquired 456,806 Class A Ordinary Shares for a purchase price of US$13.36 million, (ii) IDG Investors acquired 21,075 Class A Ordinary Shares for a purchase price of US$0.62 million and (iii) Chuang Xi acquired 477,880 Class A Ordinary Shares for a purchase price of US$13.98 million. The funds used by IDG Capital, IDG Investors and Chuang Xi to purchase the Class A Ordinary Shares were obtained from contributions of their respective limited partners and shareholders.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Class A Ordinary Shares and the Convertible Note reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Class A Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Class A Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A Ordinary Shares or the Convertible Note and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Class A Ordinary Shares, debt securities convertible into the Class A Ordinary Shares and the ADSs.

On November 13, 2015, IDG Capital Investment Consulting Beijing Co., Ltd. (“IDG Beijing”) entered into a Cooperation Framework Agreement with the Issuer, Chongqing Wanli New Energy Co., Ltd. (“Wanli”), Xizang Ruidong Wealth & Investment Management Co. Ltd. and Xicheng Liu, pursuant to which the Issuer plans to acquire a controlling stake in Wanli by injecting certain of its businesses into Wanli, accompanied by a concurrent direct placement of Wanli shares to certain investors including IDG Beijing or its designated persons. Quan Zhou and Hugo Shong are two of the directors of IDG Beijing.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

The information set forth in the cover pages of this Schedule 13D and Items 1, 2, 3 and 4 is incorporated herein by reference.

(a) As of the date hereof, IDG Alternative directly beneficially owns 5,359,658 Class A Ordinary Shares,

representing 6.8% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, IDG Alternative directly beneficially owns the Convertible Note with a principal amount of US$200.00 million, which may be converted into 5,581,720 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share. As of the date hereof, the Class A Ordinary Shares issuable pursuant to the Convertible Note represent 7.1% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Alternative may be deemed to share beneficial ownership of 2,691,640 Class A Ordinary Shares, representing 3.4% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG Maximum may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 5,359,658 Class A Ordinary Shares owned by IDG Alternative and 5,581,720 Class A Ordinary Shares issuable pursuant to the Convertible Note, representing 6.8% and 7.1%, respectively, of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Maximum may be deemed to share beneficial ownership of 2,691,640 Class A Ordinary Shares, representing 3.4% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Blinkmax may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 5,359,658 Class A Ordinary Shares owned by IDG Alternative and 5,581,720 Class A Ordinary Shares issuable pursuant to the Convertible Note, representing 6.8% and 7.1%, respectively, of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, Blinkmax may be deemed to share beneficial ownership of 2,691,640 Class A Ordinary Shares, representing 3.4% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG Capital directly beneficially owns 2,116,061 Class A Ordinary Shares, representing 2.7% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Capital may be deemed to share beneficial ownership of 11,516,957 Class A Ordinary Shares, representing 14.6% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG Investors directly beneficially owns 97,699 Class A Ordinary Shares, representing 0.1% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Investors may be deemed to share beneficial ownership of 13,535,319 Class A Ordinary Shares, representing 17.2% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG Capital Associates may be deemed to beneficially own 2,116,061 Class A Ordinary Shares, representing 2.7% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Capital Associates may be deemed to share beneficial ownership of 11,516,957 Class A Ordinary Shares, representing 14.6% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG GP may be deemed to beneficially own 2,213,760 Class A Ordinary Shares, representing 2.8% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Capital Associates may be deemed to share beneficial ownership of 11,419,258 Class A Ordinary Shares, representing 14.5% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Chuang Xi directly beneficially owns 477,880 Class A Ordinary Shares, representing 0.6% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, Chuang Xi may be deemed to share beneficial ownership of 13,155,138 Class A Ordinary Shares, representing 16.7% of the Issuer’s issued and outstanding Class A Ordinary Shares.

As a result of the relationships described in the cover pages of this Schedule 13D, each of IDG Capital III, IDG Capital III Investors, IDG Media, IDG Capital III Associates, IDG Capital III GP, IDG Media Associates and IDG Media GP may be deemed to share beneficial ownership of 13,633,018 Class A Ordinary Shares, representing 17.3% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of such persons, other than IDG Alternative, IDG Capital, IDG Investors or Chuang Xi that it is the beneficial owner of any of the shares of Class A Ordinary Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Each of the Reporting Persons has the shared power to direct the vote and the disposition of the Class A Ordinary Shares that may be deemed to be owned beneficially by each of them.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Subscription Agreement

On September 17, 2015, the Issuer and IDG Alternative entered into a subscription agreement (the “Subscription Agreement”), pursuant to which IDG Alternative agreed to subscribe for newly issued Class A Ordinary Shares and convertible note(s) to be issued by the Issuer for an aggregate purchase price of no less than US$200.0 million and no more than US$500.0 million, which shall be determined by IDG Alternative at the closing of the transactions contemplated under the Subscription Agreement. Under the Subscription Agreement, the subscription price of the new Class A Ordinary Shares is US$5.85 per ADS (i.e., US$29.25 per Class A Ordinary Share). Under the Convertible Note, Alternative has the right to convert the Convertible Note into Class A Ordinary Shares at the price per share equal to 122.5% of the per share purchase price of the new Class A Ordinary Shares at any time within seven years after the issuance of the Convertible Note, representing an initial conversion price of approximately US$35.83 per Class A Ordinary Share. The Convertible Note bear an annual interest of 1.5%.

On November 4, 2015, pursuant to the Subscription Agreement, IDG Alternative subscribed for 5,359,658 Class A Ordinary Shares and the Convertible Note with the principal amount of US$200 million issued by the Issuer for an aggregate purchase price of US$356.77 million.

Waivers under Subscription Agreement

On October 29, 2015, IDG Alternative entered into a subscription agreement supplement with the Issuer, pursuant to which the issuer waived the three-month lock-up requirement in respect of the 5,359,658 Class A Ordinary Shares purchased by IDG Alternative.

On November 4, 2015, IDG Alternative entered into a letter agreement with the Issuer, pursuant to which IDG Alternative waived its right to require the Issuer’s execution and delivery of the registration rights agreement as contemplated under the Subscription Agreement.

IDG Alternative Share Subscription Agreements and Shareholders Agreement

On October 29, 2015, IDG Maximum and Deanhale entered into a share subscription agreement (the “ISSA”) with IDG Alternative. Pursuant to the ISSA, on November 2, 2015, IDG Maximum subscribed for 3,887,360 class A ordinary shares and 4,048,495 class B ordinary shares of IDG Alternative, and Deanhale subscribed for 1,472,298 class A ordinary shares and 1,533,225 class B ordinary shares of IDG Alternative, respectively, for an aggregate purchase price of US$108.77 million and US$98.00 million, respectively. Following the transactions contemplated under ISSA, as of the date hereof, IDG Maximum and Deanhale collectively own 100.0% of issued share capital of IDG Alternative.

On November 2, 2015, IDG Maximum, Deanhale and Mr. Mo entered into a shareholders agreement (the “ISHA”) with IDG Alternative.

Deanhale Note Purchase Agreement

On October 29, 2015, IDG Maximum and Deanhale entered into a note purchase agreement (the “Deanhale NPA”), pursuant to which IDG Maximum purchased a senior secured note of a principal amount of US$88.00 million (the “Deanhale Note”) from Deanhale on November 2, 2015. As required by the Deanhale NPA, Deanhale applied the proceeds from the issuance of the Deanhale Note to subscribe for ordinary shares of IDG Alternative under the ISSA. The Deanhale Note will mature at the end of the fourth year from November 2, 2015, and may be redeemed by Deanhale in full or in part at any time prior to the maturity date by paying the outstanding principal or portion to be redeemed and the accrued and unpaid interest accrued thereon. The Deanhale Note bears an annual interest of 2.0%.

Deanhale Share Charge

On November 2, 2015, IDG Maximum as mortgagor and Deanhale as mortgagee entered into an equitable share mortgage (the “Second IDG Alternative Share Mortgage”), pursuant to which all the shares in IDG Alternative held by Deanhale will be pledged to secure Deanhale’s obligations under the Deanhale NPA and the Deanhale Note. The Second IDG Alternative Share Mortgage shall become effective only upon the full and final discharge of all secured obligations under the IDG Alternative Share Mortgage, and will remain in force unless and until all secured obligations under the Second IDG Alternative Share Mortgage have been unconditionally and irrevocably paid and discharged in full and Deanhale has no further obligation (whether actual or contingent) to make advances or provide other financial accommodation under the Deanhale NPA (such period, the “Security Period”).  During the Security Period, Deanhale may not sell, assign, transfer or otherwise dispose of any of its interest in the pledged shares, or create or suffer the creation of any other security over such shares.

During the Security Period, the Second IDG Alternative Share Mortgage will be immediately enforceable upon the occurrence of an event of default under the Deanhale Note or if a demand is made for the payment of the secured obligations. In the event that the Second IDG Alternative Share Mortgage becomes enforceable, IDG Maximum will be able to exercise all voting and other rights attaching to the pledged shares thereunder, transfer legal ownership of the pledged shares and register such shares in its name or in the name of its nominees. Deanhale retains all voting rights and dividends of the pledged shares until such time that the Second IDG Alternative Share Mortgage becomes enforceable.

IDG Alternative Note Purchase Agreement

On October 29, 2015, IDG Maximum and IDG Alternative entered into a note purchase agreement (the “IDG Alternative NPA”), pursuant to which IDG Maximum purchased a senior secured note of a principal amount of US$26.23 million (the “IDG Alternative Note”) from IDG Alternative on November 2, 2015. The IDG Alternative Note will mature at the end of the fourth year from November 2, 2015.

Facility Agreement

On October 28, 2015, IDG Alternative and CMB entered into a facility agreement (the “Facility Agreement”), pursuant to which IDG Alternative borrowed a loan in an amount of US$150 million. This loan has a term of 36 months and bears an interest rate of LIBOR plus 3.5% per annum.

CMB Share Charge and Pledge

On November 4, 2015, CMB entered into (i) a share pledge agreement (the “SouFun Share Pledge Agreement”) with IDG Alternative in respect of certain Class A Ordinary Shares held by IDG Alternative, (ii) a convertible note pledge agreement (the “SouFun CB Pledge Agreement”) with IDG Alternative in respect of the Convertible Note and (iii) an equitable share mortgage with IDG Maximum and Deanhale in respect of all the shares in IDG Alternative (the “IDG Alternative shares”) held by IDG Maximum and Deanhale (the “IDG Alternative Share Mortgage”, together with the SouFun Share Pledge Agreement and SouFun CB Pledge Agreement, the “Security Documents”). Under the Security Documents, 3,418,804 Class A Ordinary Shares which are directly beneficially owned by IDG Alternative, the Convertible Note, and all the shares in IDG Alternative that are held by IDG Maximum and Deanhale are pledged to secure IDG Alternative’s obligations under the Facility Agreement. IDG Alternative may not sell, assign, transfer or otherwise dispose of any of the charged Class A Ordinary Shares or the Convertible Note, or create or suffer the creation of any other security over such Class A Ordinary Shares or the Convertible Note. In addition, each of IDG Maximum and Deanhale (together with IDG Alternative, the

“Chargors”) may not sell, assign, transfer or otherwise dispose of any of its interest in the IDG Alternative shares, or create or suffer the creation of any other security over such IDG Alternative shares.

The Security Documents will be immediately enforceable if event of default has occurred and is continuing under the Facility Agreement. In the event that any Security Document becomes enforceable, CMB will be able to exercise all voting and other rights attaching to the charged assets under such Security Document, transfer legal ownership of the charged shares and register such shares in its name or in the name of its nominees. The Chargors retain all voting rights and dividends of the charged Class A Ordinary Shares or the IDG Alternative shares or all distributions paid or payable in respect of the Convertible Note, as applicable, until such time that the relevant Security Documents become enforceable. The Security Documents represent a continuing security notwithstanding any intermediate payment or settlement of accounts, and will remain in force unless and until all such obligations have been unconditionally and irrevocably paid and discharged in full and IDG Alternative has no further obligation (whether actual or contingent) to make advances or provide other financial accommodation under the Facility Agreement.

Supplemental Agreement

On November 4, 2015, IDG Alternative, the Issuer and CMB entered into a supplemental agreement, pursuant to which the Issuer undertook to file a registration statement on Form F-3 within 45 days after the closing as contemplated under the Subscription Agreement.

Second Tranche Subscription Agreements

On November 9, 2015, the Issuer and each of IDG Capital, IDG Investors and Chuang Xi (together, the “Second Tranche IDG Investors”) entered into a subscription agreement (together, the “Second Tranche Subscription Agreements”), pursuant to which the Second Tranche IDG Investors collectively subscribed for 955,761 newly issued Class A Ordinary Shares for an aggregate purchase price of US$27.96 million on November 10, 2015 (the “Second Tranche IDG Investment”). Under the Second Tranche Subscription Agreements, the subscription price of the new Class A Ordinary Shares is US$5.85 per ADS (i.e., US$29.25 per Class A Ordinary Share).

Second Tranche Note Purchase Agreements

On November 9, 2015, Karistone and each of the Second Tranche IDG Investors entered into a note purchase agreement (together, the “Second Tranche NPAs”), pursuant to which, each of the Second Tranche IDG Investors purchased a senior secured note (collectively, the “Karistone Notes”) from Karistone on November 10, 2015. The Karistone Notes have an aggregate principal amount of US$27.96 million. As required by the Second Tranche NPAs, Karistone applied the proceeds from the issuance of the Karistone Notes to subscribe for certain newly issued Class A Ordinary Shares. The Karistone Notes will mature at the end of the fourth year from November 10, 2015, and may be redeemed by Karistone in full or in part at any time prior to the maturity date by paying the outstanding principal or portion to be redeemed and the accrued and unpaid interest accrued thereon. The Karistone Notes bear an annual interest of 2.0%.

Second Tranche Share Pledge

On November 9, 2015, Karistone entered into a listco share pledge agreement with each of the Second Tranche IDG Investors (together, the “Second Tranche Security Documents”). Under the Second Tranche Security Documents, 411,760 Class A Ordinary Shares which are directly beneficially owned by Karistone are pledged, proportionately, to secure Karistone’s obligations under the Second Tranche NPAs and the Karistone Notes. Karistone may not sell, assign, transfer or otherwise dispose of any of the pledged Class A Ordinary Shares, or create or suffer the creation of any other security over such Class A Ordinary Shares.

The Second Tranche Security Documents will be immediately enforceable if there is a continuing default under the Karistone Notes. In the event that any Second Tranche Security Document becomes enforceable, the relevant Second Tranche IDG Investor will be able to exercise all voting and other rights attaching to the pledged shares under such Second Tranche Security Document, transfer legal ownership of the pledged shares and register such shares in its name or in the name of its nominees. Karistone retains all voting rights and dividends of the pledged Class A Ordinary Shares until such time that the relevant Second Tranche Security Documents become enforceable. The Second Tranche Security Documents represent a continuing security notwithstanding any intermediate payment or settlement of accounts, and will remain in force unless and until all such obligations have been unconditionally and irrevocably paid and discharged in full and Karistone has no further obligation (whether actual or contingent) to make advances or provide other financial accommodation under the Second Tranche NPAs.

Second Tranche Registration Rights Agreements

On November 10, 2015, the Second Tranche IDG Investors collectively subscribed for 955,761 newly issued Class A Ordinary Shares for an aggregate purchase price of US$27.96 million (the “Second Tranche Investment”), and the subscription price of the new Class A Ordinary Shares is US$5.85 per ADS (i.e., US$29.25 per Class A Ordinary Share).

In connection with the Second Tranche Investment, on November 10, 2015, Issuer and Karistone entered into a registration rights agreement with each of the Second Tranche IDG Investors (collectively, the “Second Tranche RRAs”). Pursuant to the Second Tranche RRAs, the Issuer undertook to file a registration statement on Form F-3 within 45 days after the closing of the Second Tranche Investment.

The foregoing description of the terms of each agreement above are qualified in their entirety by reference to the agreements that are listed in Item 7 and are incorporated by reference in this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated November 16, 2015 by the Reporting Persons

Exhibit 99.2	Subscription Agreement dated September 17, 2015 by and between IDG Alternative and the Issuer

Exhibit 99.3	Subscription Agreement Supplement dated October 29, 2015 by and between IDG Alternative and the Issuer

Exhibit 99.4	Letter Agreement dated November 4, 2015 by and between IDG Alternative and the Issuer

Exhibit 99.5	Convertible Note (US$200.00 million) dated November 4, 2015 by the Issuer

Exhibit 99.6	Note Purchase Agreement dated October 29, 2015 by and between IDG Alternative and IDG Maximum

Exhibit 99.7	Senior Note (US$26.23 million) dated November 2, 2015 by IDG Alternative

Exhibit 99.8	Supplemental Agreement dated November 4, 2015 by and among IDG Alternative, CMB and the Issuer

Exhibit 99.9	Note Purchase Agreement dated October 29, 2015 by and between Deanhale and IDG Maximum

Exhibit 99.10	Senior Secured Note (US$88.00 million) dated November 2, 2015 by Deanhale

Exhibit 99.11	Share Subscription Agreement dated October 29, 2015 by and among Deanhale, IDG Maximum and IDG Alternative

Exhibit 99.12	Shareholders Agreement dated November 2, 2015 by and among Deanhale, IDG Maximum, Mr. Mo and IDG Alternative

Exhibit 99.13	Equitable Share Mortgage in respect of shares of IDG Alternative dated November 2, 2015 by and between Deanhale and IDG Maximum

Exhibit 99.14	Subscription Agreement dated November 9, 2015 by and between the Issuer and IDG Capital

Exhibit 99.15	Subscription Agreement dated November 9, 2015 by and between the Issuer and IDG Investors

Exhibit 99.16	Subscription Agreement dated November 9, 2015 by and between the Issuer and Chuang Xi

Exhibit 99.17	Note Purchase Agreement dated November 9, 2015 by and between Karistone and IDG Capital

Exhibit 99.18	Note Purchase Agreement dated November 9, 2015 by and between Karistone and IDG Investors

Exhibit 99.19	Note Purchase Agreement dated November 9, 2015 by and between Karistone and Chuang Xi

Exhibit 99.20	Senior Secured Note (US$5.76 million) dated November 10, 2015 by Karistone

Exhibit 99.21	Senior Secured Note (US$0.27 million) dated November 10, 2015 by Karistone

Exhibit 99.22	Senior Secured Note (US$6.02 million) dated November 10, 2015 by Karistone

Exhibit 99.23	Listco Share Pledge Agreement dated November 10, 2015 by and between Karistone and IDG Capital

Exhibit 99.24	Listco Share Pledge Agreement dated November 10, 2015 by and between Karistone and IDG Investors

Exhibit 99.25	Listco Share Pledge Agreement dated November 10, 2015 by and between Karistone and Chuang Xi

Exhibit 99.26	Registration Rights Agreement dated November 10, 2015 by and among Karistone, IDG Capital and the Issuer

Exhibit 99.27	Registration Rights Agreement dated November 10, 2015 by and among Karistone, IDG Investors and the Issuer

Exhibit 99.28	Registration Rights Agreement dated November 10, 2015 by and among Karistone, Chuang Xi and the Issuer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG ALTERNATIVE GLOBAL LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG MAXIMUM FINANCIAL LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLINKMAX LIMITED

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG-ACCEL CHINA CAPITAL L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG-ACCEL CHINA CAPITAL INVESTORS L.P.

By:	/s/ Chi Sing Ho
	Name:	/s/ Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.

By:	s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHUANG XI CAPITAL HOLDINGS LIMITED

By:	s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA CAPITAL FUND III L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA CAPITAL III INVESTORS L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA MEDIA FUND II L.P.

By:	/s/ Hugo Shong
	Name:	Hugo Shong
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA CAPITAL FUND III ASSOCIATES L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA CAPITAL FUND GP III ASSOCIATES LTD.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA MEDIA FUND II ASSOCIATES L.P.

By:	/s/ Hugo Shong
	Name:	Hugo Shong
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA MEDIA FUND GP ASSOCIATES LTD.

By:	/s/ Hugo Shong
	Name:	Hugo Shong
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUAN ZHOU

By:	/s/ Quan Zhou
	Name:	Quan Zhou

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHI SING HO

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DONGLIANG LIN

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin

Schedule A

Name	Present Principal Occupation or Employment and Business Address
Quan Zhou (U.S. citizen)	Director of IDG-Accel China Capital GP Associates Ltd., IDG China Capital Fund GP III Associates Ltd. and SouFun Holdings Limited, c/o Unit 5505, 55th Floor, the Center, 99 Queen’s Road, Hong Kong
Chi Sing Ho (Canadian citizen)	Director of IDG-Accel China Capital GP Associates Ltd., IDG China Capital Fund GP III Associates Ltd., IDG Alternative Global Limited and IDG Maximum Financial Limited, c/o Unit 5505, 55th Floor, the Center, 99 Queen’s Road, Hong Kong
Dongliang Lin (PRC citizen)	Director of Blinkmax Limited and member of IDG-Accel China Capital GP Associates Ltd., c/o Unit 5505, 55th Floor, the Center, 99 Queen’s Road, Hong Kong
Hugo Shong (U.S. citizen)	Director of IDG China Media Fund GP Associates Ltd. and President of IDG Asia, Inc., c/o 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, 100005, China
Tianquan Mo (PRC citizen)	Director of IDG Alternative Global Limited, Executive Chairman of SouFun Holdings Limited, c/o Building 5, Zone 4, Hanwei International Plaza, No.186, South 4th Ring West Road, Fengtai District, Beijing 100160, PRC